SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

08 March 2016

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

08 March 2016

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

On 25 February 2016, the Group published details of upcoming remuneration disclosures for the Group, including salary, bonus, Long-Term Incentive Plan (LTIP) awards and Fixed Share Awards for PDMRs ('Summary Remuneration Announcement').   Where awards had not yet been made, estimates were provided. The Group announces that the following awards were made and released today.

This announcement should be read in conjunction with the Summary Remuneration Announcement and disclosures in the 2015 Annual Report and Accounts published earlier today. The 2015 Annual Report and Accounts is available on the 'Financial Performance' page in the 'Investors & Performance' section of the Group's website www.lloydsbankinggroup.com.

2015 GROUP ANNUAL BONUS
As announced on 25 February 2016, annual bonus awards are deferred into Shares under the Lloyds Banking Group Deferred Bonus Plan ('Deferred Bonus Award') and are subject to performance adjustment throughout the deferral period and, where applicable, clawback.  For Executive Directors, awards are determined in the same way as employees across the Group by reference to Group, business area and individual performance. Information regarding the performance of the Executive Directors in 2015 can be found in the Annual Report and Accounts.  Deferred Bonus Awards made to Executive Directors and members of the Group Executive Committee are subject to clawback for at least seven years from the date of grant.

Group Chief Executive
The Group Chief Executive, António Horta-Osório, was today granted a Deferred Bonus Award in the amount of 1,164,253 Shares(1).  The vesting of the Deferred Bonus Award is subject to additional conditions that either the share price must remain above 75.5 pence on average for any 126 consecutive trading days during the five years following grant or the UK government sells 100 per cent of its shareholding during the three years following grant.  Subject to either of the conditions being met, vesting may commence no sooner than two years following grant. If neither of the conditions has been met by the fifth anniversary of the award, the award will lapse entirely.

Executive Directors
The Executive Directors, George Culmer and Juan Colombás were today granted a Deferred Bonus Award. The Deferred Bonus Awards are subject to deferral until at least March 2018.

Name	Number of Shares Awarded (1)
Juan Colombás	624,065
George Culmer	632,856

(1) Based on a share price of 72.978 pence being the average of the closing share price of the five trading days prior to the date of award.

Other Members of the Group Executive Committee
In line with the requirements of the PRA Rulebook and FCA Remuneration Code (SYSC 19D), a maximum of 40 per cent of any variable remuneration awarded to other members of the Group Executive Committee can be paid in 2016. The remaining 60 per cent must be deferred.

For the 2015 Annual Bonus, £2,000 is paid in March 2016, with the balance of the upfront 40 per cent delivered in Shares in June and September 2016.  The remaining 60 per cent was granted today, as shown in the table below, deferred into Shares until at least March 2017.

Name	Number of Shares Awarded(1)
Andrew Bester	381,186
Karin Cook	269,096
António Lorenzo	658,438
Vim Maru	399,845
David Oldfield	348,980
Miguel-Ángel Rodríguez-Sola	375,154
Matt Young	491,286

(1) Based on a share price of 72.978 pence being the average of the closing share price of the five trading days prior to the date of award.

Deferred Bonus Awards for 2012, 2013 and 2014 Performance
As announced on 25 February 2016, Deferred Bonus Awards are due to be released in 2016 which relate to performance in 2012, 2013 and 2014. In accordance with the Group's deferral policy, a proportion of the Shares are released over three years, being received in tranches in March and September.

In June 2015, the Group reached a settlement with the FCA with regard to aspects of its Payment Protection Insurance (PPI) complaint handling process during the period March 2012 to May 2013. As a result, the Remuneration Committee decided to make adjustments to bonuses awarded in respect of performance in 2012 and 2013 to the members of the Group Executive Committee and some other senior executives, in recognition of their ultimate oversight of the PPI complaint handling operations. Details of the adjustments applied to the deferred bonuses awarded to the Executive Directors were disclosed in the Summary Remuneration Announcement.

In this respect, the Group announces that today, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below received the number of Shares (for no payment) as set out by their name. A further announcement will be made in September for the September release. The release today incorporates the above mentioned performance adjustments, where applicable.

Name	2012	2013	2014
Juan Colombás	44,355	277,981	-
George Culmer	-	295,534	-
Andrew Bester	67,742	53,305	33,153
Karin Cook	48,387	17,357	14,918
António Lorenzo	37,634	47,034	28,664
Vim Maru	-	23,927	28,512
David Oldfield	21,683	19,854	18,363
Miguel-Ángel Rodríguez-Sola	30,556	36,171	27,988
Matt Young	47,491	43,470	23,921

Mr Horta-Osório's annual bonus awards for 2012, 2013 and 2014 performance are subject to additional conditions including deferral for five years and accordingly will not be released in 2016.

Release of Long-Term Incentive Awards made in March 2013
As announced on 25 February 2016, the Group has performed strongly over the performance period of the 2013 LTIP awards, continuing to transform the business for the benefit of our shareholders. During the performance period of the plan (from 1 January 2013 to 31 December 2015), the Group's share price increased by 47 per cent from 49.69 pence to 73.07 pence.

The scale of the challenge was set out in stretching targets of the 2013 LTIP as approved by the Remuneration Committee and our shareholders.  The value of these awards vesting reflects not only the achievement of targets, but also the increase in share price over the performance period, currently around 25 per cent higher than at the time of award and in line with the increase realised by shareholders. At the end of the performance period, it has been assessed that these awards will vest at 94.18 per cent of maximum.

In this respect, the Group announces that, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below today received the number of Shares (including dividend equivalents) as set out by their name, following the partial vesting of long-term awards made in March 2013.

Name	Shares
António Horta-Osório(1)	3,775,678
Juan Colombás(1)	1,818,463
George Culmer(1)	2,042,579
Andrew Bester(1)	1,985,841
Karin Cook	232,110
António Lorenzo(1)	1,861,016
Vim Maru	515,802
David Oldfield	483,564
Miguel-Ángel Rodríguez-Sola	683,438
Matt Young(1)	1,418,457

(1)Executive Director or member of the Group Executive Committee at the time of the award in 2013 and consequently required to hold the Shares (other than dividend equivalents) for a further two years after vesting.

Long-Term Incentive Plan - 2016 grants
As announced on 25 February 2016, awards were made today under the Group's LTIP. The LTIP awards will vest in 2019 subject to the satisfaction of stretching performance targets.  Executive Directors and members of the Group Executive Committee are required to hold the Shares which vest for a further two years.

Name	Maximum Number of Shares Awarded(1)(2)		Expected Value(4)
António Horta-Osório	5,015,210	(3)	£1,830,000
Juan Colombás	2,728,973		£995,775
George Culmer	2,767,409		£1,009,800
Andrew Bester	2,690,536		£981,750
Karin Cook	1,971,004		£719,200
Simon Davies	2,637,781		£962,500
António Lorenzo	2,690,536		£981,750
Vim Maru	2,185,590		£797,500
David Oldfield	2,449,368		£893,750
Miguel-Ángel Rodríguez-Sola	2,204,431		£804,375
Matt Young	1,921,812		£701,250

(1) Based on a share price of 72.978 pence being the average of the closing share price of the five trading days prior to the date of award.
(2) Vesting in 2019 subject to the satisfaction of stretching performance targets.
(3) Based on António Horta-Osório's 'Reference Salary' of £1,220,000.
(4) The values for the LTIP awards are shown at an expected value of 50 per cent of maximum value and before the deduction of income tax and NIC. The actual vesting value will depend on the achievement of performance conditions and the share price at the date of vesting. These awards are subject to clawback for at least seven years from the date of award.

Exercise of options to acquire Shares
The Group was today notified that the PDMRs listed in the table below today acquired the number of Shares as set out by their name, following the exercise of a share buyout award.  The details of the share buyout awards were announced in March 2011 at the time of the award.

Name	Shares
Juan Colombás(1)	535,231
António Lorenzo(2)	535,231

(1) Exercise price £2 in total.
(2) Exercise price £2 in total.

Juan Colombás and António Lorenzo have retained all the Shares apart from 252,333 and 252,333 Shares respectively which were sold (at 70.78 pence per Share) to meet income tax and national insurance contributions arising from the acquisition.

Fixed Share Awards in 2016
A further announcement will be made in March 2016 for the Fixed Share Award in respect of the first quarter of 2016 and thereafter in the quarter in which the award is made.

Shareholding Requirement
Following these transactions, Executive Directors and Members of the Group Executive Committee continue to comply with the Group's shareholding policy requirements, details of which were set out in the Summary Remuneration Announcement.

These disclosures are made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4.  The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                  +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                               +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 08 March 2016